Exhibit 99.1

IKANG ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR FISCAL THIRD QUARTER ENDED
DECEMBER 31, 2014

BEIJING, March 9, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market with a market share of 13.6% in terms of revenue in calendar year 2014, today announced its unaudited financial results for the fiscal third quarter ended December 31, 2014.

Fiscal Third Quarter Ended December 31, 2014 Financial Highlights

•                  Net revenues were US$108.6 million, an increase of 43.5% year-over-year

•                  Gross profit was US$56.9 million, an increase of 46.3% year-over-year

•                  Operating income was US$27.3 million, an increase of 67.7% year-over-year

•                  Non-GAAP operating income(1) was US$28.0 million, an increase of 71.9% year-over-year

•                  Non-GAAP EBITDA was US$33.5 million, an increase of 76.1% year-over-year

•                  Net income attributable to the Company was US$17.9 million, an increase of 62.8% year-over-year

•                  Non-GAAP net income attributable to the Company(2) was US$18.5 million, an increase of 69.1% year-over-year

•                  Basic and diluted earnings per ADS attributable to common shareholders were US$0.26 and US$0.25, respectively, as compared to US$0.15 and US$0.14, respectively, in the fiscal third quarter of 2013

•                  Non-GAAP basic and diluted earnings per ADS(3) attributable to common shareholders were US$0.27 and US$0.26, respectively, as compared to US$0.15 and US$0.14, respectively, in the fiscal third quarter of 2013

Fiscal Nine Months Ended December 31, 2014 Financial Highlights

•                  Net revenues were US$248.4 million, an increase of 43.8% year-over-year

•                  Gross profit was US$127.9 million, an increase of 42.1% year-over-year

•                  Operating income was US$54.1 million, an increase of 32.9% year-over-year

•                  Non-GAAP operating income(1) was US$62.4 million, an increase of 53.3% year-over-year

•                  Non-GAAP EBITDA was US$76.5 million, an increase of 59.6% year-over-year

•                  Net income attributable to the Company was US$35.3 million, an increase of 29.5% year-over-year

•                  Non-GAAP net income(2) was US$43.6 million, an increase of 59.9% year-over-year

•                  Basic and diluted earnings per ADS attributable to common shareholders were US$0.54 and US$0.52, respectively, as compared to US$0.03 and US$0.03, respectively, for the nine months ended December 31, 2013

•                  Non-GAAP basic and diluted earnings per ADS(3) attributable to common shareholders were US$0.66 and US$0.64, respectively, as compared to US$0.03 and US$0.03, respectively, for the nine months ended December 31, 2013

(1)         Non-GAAP operating income is defined as income from operations excluding share-based compensation expenses.  For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(2)         Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses.

(3)         Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “In the third quarter of fiscal 2014, iKang continued the positive business and financial momentum we achieved throughout the fiscal year. Our performance in this quarter was outstanding, exceeding both internal and external estimates on all fronts. The top line significantly expanded, with net revenues for the quarter increasing 43.5% compared to the third quarter of last fiscal year and gross profit grew at 46.3%, in part due to our scalable business model and increased operating leverage as we saw a 67.7% increase in operating income. As of December 31, 2014, iKang had a total of 53 self-owned medical centers in operation.  In early March 2015, we completed the acquisitions of two medical centers in Tianjin, and also acquired a 70% equity interest in WA Health Care, a provider of high-end medical services with two medical centers in prime locations in Beijing and Shanghai. Together with the recent opening of Guangzhou iKang Evergreen medical center, these acquisitions bring us to a total of 58 self-owned medical centers as of March 9, 2015, which is a strong testament to our overall growth strategy to expand our premium service offerings and enhance our market leadership position in China.

“China has a burgeoning private preventative healthcare services market, and according to the latest report by Frost and Sullivan, the projected compound annual growth rate over the next five years will be around 28.6%. Coupled with the encouraging regulatory environment for healthcare services and emerging mobile technology to reform the healthcare system, we believe the market opportunities are enormous. iKang leads the way with 13.6% of market share in terms of revenue in calendar year 2014, which represents a 1.3% market share gain as compared to calendar year 2013. We are firmly on track to capitalize on the market potential by realigning and strengthening our core business in medical examination, expediting the expansion of dental services across our network, continuing our network expansion and directing investment in the development of mobile healthcare services. This will position us well for the future, ensuring continued momentum and delivering long-term value to our shareholders.”

THIRD QUARTER ENDED DECEMBER 31, 2014 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter were US$108.6 million, representing a 43.5% increase from US$75.7 million in the same period in the last fiscal year. This was primarily due to an increase in the number of customer visits, an increase in the blended average selling price and the incremental revenue contribution from three major acquisitions in Shanghai and Hong Kong.  As of December 31, 2014, the number of self-owned medical centers totalled 53 compared to 42 as of December 31, 2013. In the quarter, the Company served a total of 1,298,000 customer visits under both corporate and individual programs, representing an increase of 30.3% over the third quarter of fiscal 2013.

The table below sets forth a breakdown of net revenues:

(US$ million)	3rd Quarter Ended Dec 31, 2014	3rd Quarter Ended Dec 31, 2013	YoY % Change
Medical Examinations	92.5	66.7	38.8%
Disease Screening	7.0	5.5	27.3%
Other Services	9.1	3.5	159.6%
Total	108.6	75.7	43.5%

Medical Examinations: Net revenues for the quarter were US$92.5 million, representing a 38.8% increase from US$66.7 million in the same period in the last fiscal year. The increase was primarily due to an increase of 29.0% in the number of customer visits for medical examinations during the period and an increase of 6.9% in the blended average selling price.

Disease screening: Net revenues for the quarter were US$7.0 million, representing a 27.3% increase from US$5.5 million in the same period in the last fiscal year. Disease screening refers to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Other services: Net revenues for the quarter were US$9.1 million, representing a 159.6% increase from US$3.5 million in the same period in the last fiscal year. The increase was mainly due to the revenue contribution from the acquired business in Shanghai and Hong Kong, which provides medical consultancy services, packaged medical services, and vaccination services, as well as our new business line of dental care services.

Cost of Revenues

Cost of revenues for the quarter was US$51.7 million, representing a 40.6% increase from US$36.7 million in the same period in the last fiscal year. The slower increase in cost of revenues as compared to net revenues reflected continued operating leverage from growth in our business scale.

Gross Profit and Gross Margin

Gross profit for the quarter was US$56.9 million, representing a 46.3% increase from US$38.9 million in the same period in the last fiscal year. An improved gross margin for the quarter was 52.4%, as compared to 51.4% in the third quarter of fiscal 2013.

Operating Expenses

Total operating expenses for the quarter were US$29.6 million, representing a 30.8% increase from US$22.6 million in the same period in the last fiscal year. Excluding the $683,000 share-based compensation expenses recorded in the quarter, total operating expenses would have increased by 27.7%, which represented 26.6% of total net revenues as compared to 29.9% in the same period in the last fiscal year.

Selling and marketing expenses

Sales and marketing expenses for the quarter were US$14.1 million, accounting for 13.0% of total net revenues as compared to 14.3% in the same period in the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$15.1 million, accounting for 13.9% of total net revenues as compared to 14.8% in the same period in the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$370,000, accounting for 0.3% of total net revenues as compared to 0.7% in the same period in the last fiscal year.

Income from Operations

Income from operations for the quarter was US$27.3 million, representing a 67.7% increase from US$16.3 million in the same period in the last fiscal year. Operating margin was 25.2% as compared to 21.5% in the third quarter of fiscal 2013. The increase was due to an overall improvement in gross margin, our operational efficiency and benefits from business scaling due to increased revenue.

Net Income

Net income attributable to the Company for the quarter was US$17.9 million, representing an increase of 62.8% from a net income of US$11.0 million for the same period in the last fiscal year. Net margin was 16.4% compared to 14.5% in the third quarter of fiscal 2013.

Non-GAAP net income for the quarter was US$18.5 million, representing an increase of 69.1% from US$11.0 million for the same period in fiscal 2013. Non-GAAP net margin was 17.1% compared to 14.5% in the same quarter in the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to common shareholders were US$0.26 and US$0.25, respectively, compared to basic and diluted earnings per ADS attributable to common shareholders of US$0.15 and US$0.14, respectively, in the same quarter of fiscal 2013.

Non-GAAP basic and diluted earnings per ADS attributable to common shareholders were US$0.27 and US$0.26, respectively, compared to basic and diluted earnings per ADS attributable to common shareholders of US$0.15 and US$0.14, respectively, in the same quarter of fiscal 2013.

NINE MONTHS ENDED DECEMBER 31, 2014 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the nine months ended December 31, 2014 were US$248.4 million, representing a 43.8% increase from US$172.8 million in the same period in the last fiscal year. This was primarily due to an increase in the number of customer visits, further expansion of the medical center network and the incremental revenue contribution from three major acquisitions in Shanghai and Hong Kong. During this period, the Company served a total of 3.1 million customer visits under both corporate and individual programs, representing an increase of 32.9% over the nine months ended December 31, 2013.

The table below sets forth a breakdown of net revenues:

(US$ million)	Nine Months Ended Dec 31, 2014	Nine Months Ended Dec 31, 2013	YoY % Change
Medical Examinations	212.3	151.1	40.5%
Disease Screening	16.5	12.7	30.1%
Other Services	19.6	9.0	118.0%
Total	248.4	172.8	43.8%

Medical Examinations: Net revenues for the period were US$212.3 million, representing a 40.5% increase from US$151.1 million in the same period in the last fiscal year. The increase was primarily due to an increase of 33.2% in the number of customer visits for medical examinations during the period and an increase of 4.2% in the blended average selling price.

Disease screening: Net revenues for the period were US$16.5 million, representing a 30.1% increase from US$12.7 million in the same period in the last fiscal year.

Other services: Net revenues for the period were US$19.6 million, representing a 118.0% increase from US$9.0 million in the same period in the last fiscal year. The increase was mainly due to the revenue contribution from the acquired businesses in Shanghai and Hong Kong, which provides medical consultancy services, packaged medical services, and vaccination services, as well as our new business line of dental care services.

Cost of Revenues

Cost of revenues for the period was US$120.5 million, representing a 45.6% increase from US$82.7 million in the same period in the last fiscal year. The increase was primarily due to the increased cost of material consumables and third party outsourcing services, as well as depreciation and amortization expenses associated with the opening and acquiring of new centers.

Gross Profit and Gross Margin

Gross profit for the nine months ended December 31, 2014 was US$127.9 million, representing a 42.1% increase from US$90.0 million in the same period in the last fiscal year. Gross margin for the period was 51.5%, compared to 52.1% in the nine months ended December 31, 2013. This was primarily due to the relatively low gross margins achieved by the newly operated centers in the first quarter of fiscal 2014, as they were still in their ramp-up stage.

Operating Expenses

Total operating expenses for the nine months ended December 31, 2014 were US$73.8 million, representing a 49.6% increase from US$49.4 million in the same period in the last fiscal year. Excluding the $8.3 million share-based compensation expenses recorded in the nine months ended December 31, 2014, total operating expenses would have increased by 32.8%, which represented 26.4% of total net revenues compared to 28.6% in the same period in the last fiscal year.

Selling and marketing expenses

Sales and marketing expenses for the period were US$30.6 million, accounting for 12.3% of total net revenues compared to 13.3% in the same period in the last fiscal year. The improvement reflected a greater control over advertising fees compared to the same period in the last fiscal year.

General and administrative expenses

General and administrative expenses for the period were US$42.3 million, accounting for 17.0% of total net revenues compared to 14.5% in the same period in the last fiscal year. The increase was mainly due to the share-based compensation expenses recorded during the period in fiscal 2014.

Research and development expenses

Research and development expenses for the period were US$891,000, accounting for 0.4% of total net revenues as compared to 0.7% in the same period in the last fiscal year.

Income from Operations

Income from operations for the period was US$54.1 million, an increase of 32.9% from US$40.7 million from the same period in the previous fiscal year. Operating margin was 21.8% compared to 23.5% in the nine months ended December 31, 2013. Excluding the US$8.3 million share-based compensation expenses recorded in the nine months ended December 31, 2014, income from operations would have been US$62.4 million, increased 53.3% from US$40.7 millon in the same period from the last fiscal year. Operating margin would have been 25.1% compared to 23.5% in the nine months ended December 31, 2013.

Net Income

Net income attributable to the Company for the nine months ended December 31, 2014 was US$35.3 million, an increase of 29.5% from a net income of US$27.3 million for the same period in the last fiscal year. Net margin was 14.2% compared to 15.8% in the nine months ended December 31, 2013.

Non-GAAP net income for the nine months ended December 31, 2014 was US$43.6 million, an increase of 59.9% from US$27.3 million for the same period in fiscal 2013. Non-GAAP net margin was 17.6% compared to 15.8% in same period in the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to common shareholders were US$0.54 and US$0.52, respectively, compared to basic and diluted earnings per ADS attributable to common shareholders of US$0.03 and US$0.03, respectively, in the same period of fiscal 2013.

Non-GAAP basic and diluted earnings per ADS attributable to common shareholders were US$0.66 and US$0.64, respectively, as compared to basic and diluted earnings per ADS attributable to common shareholders of US$0.03 and US$0.03, respectively, in the same period of fiscal 2013.

Cash and Working Capital

As of December 31, 2014, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$223.9 million, as compared to US$46.2 million as of March 31, 2014. This increase was mainly driven by the proceeds raised from the Company’s initial public offering in April 2014.

The net working capital was US$146.9 million as of December 31, 2014, with current assets of US$331.4 million and current liabilities of US$184.5 million, compared to net working capital of US$7.4 million as of March 31, 2014.

GUIDANCE FOR FISCAL YEAR ENDING MARCH 31, 2015

For the fiscal year ending March 31, 2015, the Company reaffirms its guidance of net revenues to be between US$283 million and US$290 million, representing a year-on-year increase between 40.0% and 43.4%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on March 10, 2015, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0539
Hong Kong:	800-905-927
United States:	1-855-298-3404
International:	+65-6823-2299
Passcode:	1857561

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-184-2240
Hong Kong:	800-966-697
United States:	1-866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	1857561
Replay End Date:	March 17, 2015

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company served a total of 2.7 million customer visits under both corporate and individual programs. For the nine months ended December 31, 2014, the Company served a total of 3.1 million customer visits.

As of March 9, 2015, iKang’s nationwide network consisted of 58 self-owned medical centers covering 16 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	December 31,
	2014	2014
ASSETS
Current assets
Cash and cash equivalents	$30,221	$149,311
Restricted cash	16,007	60,046
Term deposit	—	14,497
Accounts receivable, net of allowance for doubtful accounts of $4,330 and $7,441 as of March 31, 2014 and December 31, 2014, respectively	37,619	72,871
Inventories	1,693	3,495
Deferred tax assets-current	3,991	6,419
Prepaid expenses and other current assets	20,012	24,733
Amount due from related party	1,287	—

Total current assets	$110,830	$331,372

Equity method investment	$6,220	$—
Restricted cash-non-current	2,153	—
Property and equipment, net	63,644	92,257
Acquired intangible assets, net	17,530	28,641
Goodwill	41,412	60,678
Cost method investment	129	129
Deferred tax assets-non-current	2,007	1,313
Rental deposit and other non-current assets	6,301	8,921

TOTAL ASSETS	$250,226	$523,311

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $14,599 and $22,089 of March 31, 2014 and December 31, 2014, respectively)	$16,965	$26,192
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $17,126 and $31,945 of March 31, 2014 and December 31, 2014, respectively)	24,275	38,367
Income tax payable (including income tax payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $5,299 and $15,629 of March 31, 2014 and December 31, 2014, respectively)	6,382	17,944
Amount due to related party (including amount due to related party of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $8,049 and nil of March 31, 2014 and December 31, 2014, respectively)	8,049	—
Deferred revenues (including deferred revenues of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $22,234 and $32,624 of March 31, 2014 and December 31, 2014, respectively)	29,523	40,456
Deferred government subsidy-current (including deferred government subsidy-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $47 and $63 of March 31, 2014 and December 31, 2014, respectively)	47	63
Short term borrowings (including short term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $17,717 and $60,637 of March 31, 2014 and December 31, 2014, respectively)	18,201	61,443

Total current liabilities	$103,442	$184,465

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	December 31,
	2014	2014
Deferred government subsidy-non-current (including deferred government subsidy-non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $63 and nil of March 31, 2014 and December 31, 2014, respectively)	$63	$—
Long term borrowings (including long term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $1,865 and nil of March 31, 2014 and December 31, 2014, respectively)	1,865	—
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $2,929 and $6,321of March 31, 2014 and December 31, 2014, respectively)	3,478	6,747

TOTAL LIABILITIES	$108,848	$191,212

Mezzanine equity	$264,517	$—

Equity
Total iKang Healthcare Group, Inc. shareholders’ (deficit)/equity	$(126,957)	$327,490
Non-controlling interests	$3,818	$4,609

TOTAL (DEFICIT)/EQUITY	$(123,139)	$332,099

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$250,226	$523,311

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three-month periods		Nine-month periods
	ended December 31		ended December 31
	2013	2014	2013	2014
Net revenues	$75,654	$108,584	$172,762	$248,375
Cost of revenues	36,743	51,672	82,735	120,489

Gross profit	$38,911	$56,912	$90,027	$127,886

Operating expenses:
Selling and marketing expenses	$10,840	$14,116	$23,046	$30,606
General and administrative expenses	11,226	15,078	25,015	42,332
Research and development expenses	542	370	1,295	891

Total operating expenses	$22,608	$29,564	$49,356	$73,829

Income from operations	$16,303	$27,348	$40,671	$54,057
Gain/(loss) from forward contracts	230	—	230	(8)
Interest expense	382	591	1,038	1,904
Interest income	10	188	54	536
Other income	—	—	—	883

Income before provision for income taxes and gain from equity method investment	$16,161	$26,945	$39,917	$53,564
Income tax expenses	4,957	8,812	12,021	18,140
Gain from equity method investment	—	—	—	521

Net income	$11,204	$18,133	$27,896	$35,945
Less: Net income attributable to non-controlling interests	237	275	633	653

Net income attributable to iKang Healthcare Group, Inc.	$10,967	$17,858	$27,263	$35,292
Deemed dividend to preferred shareholders	5,982	—	20,436	100
Undistributed earnings allocated to preferred shareholders	2,045	—	5,291	201
Net income attributable to preferred shareholders of iKang Healthcare Group, Inc.	1,157	—	1,157	—

Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$1,783	$17,858	$379	$34,991

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.29	$0.52	$0.06	$1.08
Diluted	$0.27	$0.50	$0.06	$1.04

Net income per ADS (1 common share equals to 2 ADSs)
Basic	$0.15	$0.26	$0.03	$0.54
Diluted	$0.14	$0.25	$0.03	$0.52

Weighted average shares used in calculating net income per common share
Basic	6,225,690	34,205,018	6,395,750	32,400,915
Diluted	6,637,000	35,708,100	6,846,521	33,697,544

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three-month periods		Nine-month periods
	ended December 31		ended December 31
	2013	2014	2013	2014
Income from operations	$16,303	$27,348	$40,671	$54,057
Add:
Share-based compensation expenses	—	683	—	8,308

Non-GAAP operating income	$16,303	$28,031	$40,671	$62,365

Net income attributable to iKang Healthcare Group, Inc.	$10,967	$17,858	$27,263	$35,292
Add:
Share-based compensation expenses	—	683	—	8,308

Non-GAAP net income	$10,967	$18,541	$27,263	$43,600

Income from operations	$16,303	$27,348	$40,671	$54,057
Add:
Depreciation and amortization	2,724	5,479	7,259	14,133
Share-based compensation expenses	—	683	—	8,308

Non-GAAP EBITDA	$19,027	$33,510	$47,930	$76,498

Non-GAAP net income attributable to preferred shareholders of iKang Healthcare Group, Inc.	$9,184	$—	$26,884	$698

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$1,783	$18,541	$379	$42,902

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.29	$0.54	$0.06	$1.32
Diluted	$0.27	$0.52	$0.06	$1.27

Non-GAAP net income per ADS (1 common share equals to 2 ADSs)
Basic	$0.15	$0.27	$0.03	$0.66
Diluted	$0.14	$0.26	$0.03	$0.64